

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 30, 2017

Jacob Meldgaard
Executive Director and Chief Executive Officer
TORM plc
Birchin Court, 20 Birchin Lane
London, EC3V 9DU
United Kingdom

      Re: TORM plc
             Registration Statement on Form 20-F
             Filed November 15, 2017
             File No. 001-38294

Dear Mr. Meldgaard:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Donald E. Field for

                    Laura Nicholson
                    Special Counsel
                    Office of Transportation and Leisure